Exhibit 99.1

OKYO Pharma to Participate in a Fireside Chat at the Cantor Global Healthcare Conference

London and New York, NY, September 8, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced participation at the Cantor Global Healthcare Conference being held September 9-11, 2026.

Details of the event are as follows:

Presenters: Flavio Mantelli, MD, PhD, Chief Medical Officer, Gary Jacob, PhD, Chief Development Officer

Date/Time: Thursday, September 10 at 8:35 AM ET

Moderator: Eric Fitzgerald, Cantor Fitzgerald

The Company will be available for one-on-one meetings during the conference.

The Company’s presence at the events follows recent positive feedback from its U.S. Food and Drug Administration (FDA) Type D meeting, which validated OKYO’s regulatory and clinical path forward for urcosimod, as well as the filing of its Annual Report reflecting a strengthened cash position.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO plans to initiate a global Phase 3 pivotal clinical trial in the second half of this year, enrolling approximately 111 patients to evaluate a single-dose regimen of urcosimod for the treatment of NCP.

For further information, please visit www.okyopharma.com.

For further inquiries:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: info@okyopharma.com